Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 4:00 pm (China Standard Time) on August 6, 2019 or at any adjournment thereof. The Meeting will be held at Room F, 5th Floor, World-Wide House, 19 Des Voeux Road, Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date must be delivered to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on July 10, 2019 (China Standard Time) (the “Record Date”) are entitled to vote at the Meeting. As of June 30, 2019, 1,098,292,941 of our Class A ordinary shares and 67,590,336 of our Class B ordinary shares, par value US$0.00005 per share, were issued and outstanding, among which 707,643,632 Class A ordinary shares were represented by the American depositary shares (“ADS”) held by JPMorgan Chase Bank, N.A. (“JPMorgan”) and 150,000 Series A convertible preferred shares (which are convertible into 33,707,865 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum for all purposes.

Voting and Solicitation

For Proposals 1 and 2, each Class A ordinary share in issue and each Class A ordinary share into which the Series A convertible preferred shares are convertible on the Record Date are entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to twenty (20) votes per share. For Proposals 3, 4, 5, 6 and 7, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares are convertible in issue and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share. At the Meeting every ordinary shareholder and Series A convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares and Series A Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares or Series A convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares or Series A convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares or Series A convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter /board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting.

JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

PROPOSALS 1, 2 and 3

RE-ELECTION OF CLASS III DIRECTORS

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III. The term of office of the directors in Class III shall expire at the third annual meeting of members following the effectiveness of the Articles. Based on the resolutions of the Board of Directors dated October 18, 2016, Mr. William Wei Huang, Ms. Bin Yu, Mr. Sio Tat Hiang and Mr. Zulkifli Baharudin are the current Class III directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, date July 5, 2019, Mr. Sio Tat Hiang has been re-appointed by STT GDC Pte. Ltd. (“STT GDC”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notices to the Company, dated July 4, 2019, the holders of the Class B ordinary shares have nominated Mr. William Wei Huang for appointment as our director, and Mr. William Wei Huang shall be eligible for re-election at the Meeting. Mr. William Wei Huang shall be re-elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions).

In accordance with Article 86(5) of the Article, the Nominating and Corporate Governance Committee shall have the right to nominate one (1) director (being an independent director) for appointment as a director in accordance with the provisions of this Article 86(5). Such independent director shall be elected by resolutions of the members (with the Class B ordinary shares having twenty (20) votes per Class B ordinary share in respect of such resolutions). Based on the resolutions of the Nominating and Corporate Governance Committee dated July 6, 2019, Ms. Bin Yu has been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

In accordance with Article 86(6) of the Articles, the Nominating and Corporate Governance Committee shall have the right to nominate the remaining director (being, at the date of this proxy statement, one (1) independent director) for appointment as a director. Such director shall be elected by resolutions of the members (with the Class B ordinary shares having one (1) vote per Class B ordinary share in respect of such resolutions). Based on the resolutions of the Nominating and Corporate Governance Committee dated July 6, 2019, Mr. Zulkifli Baharudin has been nominated for re-election as a director and shall be eligible for re-election at the Meeting.

Given that Mr. Sio Tat Hiang has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. William Wei Huang, Ms. Bin Yu and Mr. Zulkifli Baharudin as Class III directors. The resolutions of the Nominating and Corporate Governance Committee adopted on July 6, 2019 confirmed that Ms. Bin Yu and Mr. Zulkifli Baharudin are qualified as independent directors of the Company, and the resolutions of our Board of Directors dated July 8, 2019 approved Mr. Sio Tat Hiang, Mr. William Wei Huang, Ms. Bin Yu and Mr. Zulkifli Baharudin be classified as Class III directors for the re-appointment or re-election.

Mr. William Wei Huang, Ms. Bin Yu and Mr. Zulkifli Baharudin have indicated that they will offer themselves for re-election as directors at the Meeting. Their names, ages as of August 2019, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. William Wei Huang	51	CEO and Chairman
Ms. Bin Yu	49	Independent Director
Mr. Zulkifli Baharudin	59	Independent Director

Mr. William Wei Huang is our founder, chairman of our board of directors and, since 2002, has served as our chief executive officer. Since 2004, Mr. Huang has also served as a director of Haitong-Fortis Private Equity Fund Management Co., Ltd., a domestic private equity fund management company in China. Prior to founding our company, he served as a senior vice president of Shanghai Meining Computer Software Co., Ltd., which operates StockStar.com, a website primarily providing finance and securities related information and services in China, as a vice president of Ego Electronic Commerce Co., Ltd., and as general manager of Shanghai Huayang Computer Co., Ltd.

Ms. Bin Yu has served as our independent director since November 2016. She has served as the chief financial officer for Lingochamp Information Technology (Shanghai) Co., Ltd., a company engaged in AI driven education since September 2017. Ms. Yu has served as an independent director of Baozun Inc., a Nasdaq-listed brand e-commerce solutions provider based in China, an independent director of Tian Ge Interactive Holdings Limited, a live social video platform in China listed on the Hong Kong Stock Exchange, and an independent director of iDreamSky Technology Holdings Limited, a leading mobile game publisher in China listed on the Hong Kong Stock Exchange. From 2015 to 2017, she served as the chief financial officer of Innolight Technology Corp. From 2013 to 2015, she served as a director and the chief financial officer of Star China Media Limited, a company engaged in the entertainment TV programs business. From 2012 to 2013, she was a senior vice president of Youku Tudou Inc., and had responsibility for the company’s investments in content production, mergers and acquisitions and strategic investments. She previously served as the chief financial officer from 2012 to 2013, and the vice president of finance from 2010 to 2011, of Youku Tudou’s predecessor, Tudou Holdings Limited. Prior to that, she worked at KPMG from 1999 to 2010 and was a senior manager of KPMG’s Greater China region. Ms. Yu received a master’s degree in accounting from the University of Toledo, and an EMBA from Tsinghua University and INSEAD, respectively. Ms. Yu is a Certified Public Accountant in the United States admitted by the Accountancy Board of Ohio, a member of American Institute of Certified Public Accountants and a member of Chartered Global Management Accountant.

Mr. Zulkifli Baharudin has served as our independent director since November 2016. He is currently the executive chairman of Indo-Trans Corporation, a logistics and supply chain company. He also serves as a managing director of Global Business Integrators Pte Ltd. Mr. Zulkifli is the non-executive director on the Board of Virtus Holdco Limited and Omni Holdco, LLC. He is also the non-executive director at Ascott Residence Trust Management Limited. Mr. Zulkifli serves as a director on the Board of Ang Mo Kio Thye Hua Kwan Hospital Ltd, Thye Hua Kwan Moral Charities Limited and Thye Hua Kwan Nursing Home Limited. Mr. Zulkifli also serves as a trustee of the Singapore Management University and is Singapore’s Non-Resident Ambassador to Kazakhstan and Uzbekistan. From 1997 to 2001, he also served as a nominated member of Parliament in Singapore. Mr. Zulkifli received his bachelor’s degree in estate management from the National University of Singapore.

Each Director will be re-elected or elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A and Class B ordinary shares and Series A convertible preferred shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 AND 3, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2019. KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2019.

PROPOSAL 5

AMENDMENT TO THE 2016 EQUITY INCENTIVE PLAN

The maximum aggregate number of ordinary shares which may be granted under the existing 2016 Equity Incentive Plan of the Company (the “2016 Equity Incentive Plan”) is 56,707,560 ordinary shares. 53,344,446 ordinary shares will be granted in the aggregate under the 2016 Equity Incentive Plan by the end of 2019 and the ordinary shares which may be granted under the 2016 Equity Incentive Plan is insufficient for future grants.  Therefore, our Compensation Committee recommended and our Board of Directors has resolved to amend Section 3(a) of the 2016 Equity Incentive Plan as follows to ensure sufficient shares are available for future grants under the 2016 Equity Incentive Plan to allow the Company to continue to attract and retain key talents.

“Subject to the provisions of Section 9 and paragraph (b) of this Section 3, the maximum aggregate number of Shares which may be subject to Awards under the Plan is 56,707,560 Shares, provided, however, that the maximum aggregate number of Shares which may be subject to Awards under the Plan shall be automatically increased on the first day of each fiscal year (i.e., January 1 of each calendar year) during which the Plan remains in effect to three percent (3%) of the then total issued and outstanding Shares of the Company, if and whenever the Shares which may be subject to the Awards under the Plan accounts for less than one and half percent (1.5%) of the then total issued and outstanding Shares of the Company.”

A copy of the existing 2016 Share Incentive Plan was filed as Exhibit 10.26 to the registration statement on Form F-1 (File No. 333-213951), filed with the U.S. Securities and Exchange Commission on October 4, 2016, and can be viewed in the SEC’s EDGAR database at http://www.sec.gov.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or represented by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE AMENDMENT TO THE 2016 EQUITY INCENTIVE PLAN.

PROPOSAL 6

AUTHORIZATION OF UP TO 20% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorise, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions(OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT GDC of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT GDC respectively).

As a result of the follow-on offering and the Series A convertible preferred share issuance of the Company that were completed in the first half of 2019, the remaining mandate of the Board of Directors for the issuance of any securities of the Company is limited. As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the issuance of up to an aggregate twenty per cent. (20%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting (other than any allotment or issues of shares on the exercise of any options that have been granted by the Company).

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, AUTHORIZATION OF UP TO 20% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 7

AUTHORIZATION OF DIRECTORS AND OFFICERS

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder being a corporation , by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, THE AUTHORIZATION OF EACH OF THE DIRECTORS AND OFFICERS OF THE COMPANY TO TAKE ANY AND EVERY ACTION THAT MIGHT BE NECESSARY TO EFFECT THE FOREGOING RESOLUTIONS AS SUCH DIRECTOR OR OFFICER, IN HIS OR HER ABSOLUTE DISCRETION, THINKS FIT.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer